VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N. E.
Washington, DC  20549-7010

July 27, 2007

Re:  ENGlobal Corporation, Inc. ("ENGlobal" or "the Company")
2006 Annual Report on Form 10-K/A for the Year Ended December 31, 2006 Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2007 File No. 1-14217

Dear Mr. Decker:

With respect to the above-captioned filing, we enclose ENGlobal's responses to the comments posed by the staff of the Securities and Exchange Commission set forth in your comment letter dated June 13, 2007. As requested, our responses are keyed numerically to the comments received from the Securities and Exchange Commission.

In preparing our responses, it was immediately apparent that we would need additional time to respond to the comments relating to segment information. In addition, we wanted to gain clarification on certain issues relating to the retirement of our former CEO, Mr. Michael Burrow, as certifications would be required to be updated. On June 15, 2007, we contacted Ms. Nudrat Salik with the Securities and Exchange Commission requesting additional time to respond. Ms. Salik stated that the additional time requested was likely to be approved but to contact her closer to the due date stated in the comment letter.

On June 27, 2007, the tenth business day from receipt of the comment letter, we once again contacted Ms. Salik. It was agreed that she would expect a response by July 30, 2007.

1.   Referencing: 2006 Annual Report on Form 10-K/A

     General
     -------

     "Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings."

In the responses to subsequent comments, ENGlobal will provide the proposed revisions to the 2006 Annual Report on Form 10-K/A or Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2007. ENGlobal will file amendments to both reports. Additionally, ENGlobal will integrate other revisions into future filings with the Securities and Exchange Commission in accordance with our response.

2.   Referencing: 2006 Annual Report on Form 10-K/A

     Management's Discussion and Analysis, page 27
     ---------------------------------------------
     Results of Operations, page 28
     ------------------------------

     "Your presentation of non-GAAP pro forma financial information and reference to this non-GAAP financial information as the historical core business on page 30 gives too much prominence to amounts not calculated and presented in accordance with GAAP. Given the guidance of Item 10(e)(1)(i)(A) of Regulation S-K, please consider removing your table of non-GAAP financial information. Amounts that are a business reason for the change between periods, such as the two fixed-price EPC projects that you refer to, should be discussed as one of the business reasons for the change in these applicable GAAP financial statement line items between periods. Please make the appropriate revisions."

ENGlobal proposes to strike the table and three bullet points at the top of page 30 of its 2006 Annual Report on Form 10-K/A, so that the report will state:

Revenue recorded in 2006 on the two EPC contracts was approximately $20.2 million. However, the cost and loss recognition for the same time period was $33.9 million. The net result was a negative impact on gross profit of $13.7 million.

3.   Referencing: 2006 Annual Report on Form 10-K/A

     Note 18 Segment Information, page 72
     ------------------------------------

     "Please discuss with quantification the business reasons for changes between periods in the sales and operating profit (loss) of each of your segments as well as your corporate operating profit (loss). For example, your discussion should include an explanation of why there was a decrease in corporate operating profit (loss) of $13.4 million from 2005 to 2006. Please also separately discuss with quantification business reasons for changes between periods in the reconciling items, including intercompany eliminations. Your discussion should include why the eliminations are necessary as well as the entities to which they are related."

     The Company discovered an inconsistency in the presentation of stewardship fees, the home office selling, general, and administrative (SG&A) expenses, from the period ended December 31, 2004 through the period ended December 31, 2006. ENGlobal proposes to replace the table presented in Note 18 with the following table:

                           Engineering     Systems      Corporate       Total
                           -----------     -------      ---------       -----
                                              (in thousands)
                         ------------------------------------------------------
             Period Ended
        December 31, 2006
  Net sales from external
                customers   $ 278,157     $  24,933     $       -    $  303,090
  Operating profit (loss)       9,084           (14)      (12,689)       (3,620)
         Depreciation and
             amortization       1,419           344           512         2,275
          Tangible assets      65,339        15,122         6,563        87,024
                 Goodwill      18,224           978             -        19,202
     Capital expenditures       3,286           185           674         4,145

             Period Ended
        December 31, 2005
  Net sales from external
                customers   $ 219,426     $  14,159     $       -    $  233,585
  Operating profit (loss)      18,911          (851)       (9,476)        8,584
         Depreciation and
             amortization       1,256           101           479         1,836
          Tangible assets      52,602         5,460         2,419        60,481
                 Goodwill      14,756           699             -        15,455
     Capital expenditures       2,569           172           489         3,230

             Period Ended
        December 31, 2004
  Net sales from external
                customers   $ 134,778     $  14,110     $       -    $  148,888
  Operating profit (loss)      10,461           636        (6,605)        4,492
         Depreciation and
             amortization         706           108           432         1,246
          Tangible assets      31,971         6,673         3,332        41,976
                 Goodwill      14,585           699             -        15,284
     Capital expenditures       1,378            20            67         1,465



Discussion of business reasons for changes between periods (Dollar values are in thousands):

Net Sales in our Engineering Segment increased 26.7% to $278,157 in 2006 from $219,426 in 2005. The increase for 2005 was 62.8% from $134,778 in 2004. As discussed earlier in Item 7, this increase was primarily brought about by increased activity in the engineering and construction markets. The acquisition of WRC in the second quarter of 2006 and clients' increased demand for in-plant and inspection engineering services also stimulated growth.

Net Sales in our Systems Segment increased 76.1% to $24,933 in 2006 from $14,159 in 2005. Net Sales in 2005 and 2004 were roughly equivalent. A general turnaround in the oil and gas industry in 2006 has increased the demand for services from our Systems Segment. In addition, the acquisition of ATI in January 2006 has positively impacted Net Sales.

Operating profit in our Engineering Segment decreased 48.0% to $9,084 in 2006 from $18,911 in 2005. The increase for 2005 was 80.8% from $10,461 in 2004. Also as discussed in Item 7, the decrease in 2006 was primarily related to the two EPC projects which have resulted in significant losses. The operating profit increase from 2004 to 2005 was primarily related to increased demand for services, about half of which was related to higher margin services.

Dollar values are in thousands.
Operating profit in our Systems Segment increased 98.4% to ($14) in 2006 from ($851) in 2005. The decrease for 2005 was 133.8% from $636 in 2004. In 2005, we had staffing problems in the Systems Segment, which as discussed in Item 7, resulted in the use of contract labor, and the necessity to rework certain projects. Additionally, some projects' costs were underestimated. Efforts were begun during 2006 to resolve these issues, and even though an operating loss still occurred, there was improvement. The Company is continuing its efforts to build the Business Development and Project Controls efforts into 2007.

So that the Engineering and Systems Segments may concentrate on their core businesses, ENGlobal Corporate Services manages all overhead corporate services, including all SG&A. Operating losses in Corporate increased 33.9% to ($12,689) in 2006 from ($9,476) in 2005. The operating loss increased 43.7% in 2005 from ($6,605) in 2004. As the Company has grown through increased demand and acquisitions, there has been an increased need for overhead services from our Engineering and Systems Segments.

By consistently presenting the Company's SG&A, the column for intercompany eliminations is no longer necessary.

4.   Referencing: 2006 Annual Report on Form 10-K/A

     Liquidity and Capital Resources, page 35
     ----------------------------------------

     "Please present principal and interest payments in separate line items in the contractual obligations table. Please also disclose the interest rate you used in calculating estimated future interest payments in your table of contractual obligations."


In preparing a response to this comment, ENGlobal reviewed both the presentation of liquidity and capital resources at page 35 of its 2006 Annual Report on Form 10-K/A and the current maturities presentation in Note 8 to the Consolidated Financial Statements. While the entirety of the Company's long-term debt outstanding at December 31, 2006, will come due within the next four years, we erred in presenting a 2008 maturity in 2009.

Therefore, for consistency, we first propose to correct the Maturities of Long-Term Debt as of December 31, 2006, presented in Note 8 at page 61 to state:

     Maturities of long-term debt as of December 31, 2006, are as follows:

                                                       Maturities
                                                     --------------
                                                     (in thousands)
                                                     --------------
              Years Ending December 31,
                  2007                                  $  1,418
                  2008                                     1,716
                  2009                                    25,013
                  2010                                       433
                                                        --------
                      Total long-term debt              $ 28,580
                                                        ========

This, then, provides the basis for our presentation of long-term debt in the liquidity and capital resources discussion at page 35. Operating leases as presented on both page 35 and in Note 9 on page 62, were unchanged. The total amount of contractual cash obligations shown in our 2006 Annual Report on Form 10-K/A was $48,657,000 for the years 2007 through 2011. This has been recalculated at $48,110,000. In reviewing each individual item of debt, we determined that discounts on certain notes were overstated by a portion of the discount which should be recognized in the payment of periodic interest.

ENGlobal proposes to replace the table shown on page 35 with the one presented below:


     The following table summarizes our contractual obligations as of December 31, 2006:

                                                       Payments Due by Period
                                     ---------------------------------------------------------
                                                                             2011 and
                                       2007      2008      2009      2010   thereafter  Total
                                     -------   -------   -------   -------  ---------- -------
                                                          (in thousands)
                                     ---------------------------------------------------------
Long-term debt                       $ 1,418   $ 1,716   $25,013   $   433   $  --     $28,580
Contractual interest
    discount on certain notes(1)       2,245     2,191     1,277        51        10     5,774
Insurance note payable                 1,110      --        --        --        --       1,110
Operating leases                       4,366     2,754     2,165     1,938     1,423    12,646
                                     -------   -------   -------   -------   -------   -------
Total contractual cash obligations   $ 9,139   $ 6,661   $28,455   $ 2,422   $ 1,433   $48,110
                                     =======   =======   =======   =======   =======   =======

     (1)Future interest consists primarily of interest on the Company's line of credit. The rate applicable to debt outstanding at December 31, 2006, was 8.25%. The rate fluctuates with the prime rate. Interest and discount rates on the remainder of the Company's Notes Payable vary from 4% to 6%, with a weighted average of 5.8% at December 31, 2006.


5.   Referencing: 2006 Annual Report on Form 10-K/A

     Consolidated Statements of Operations, page 46
     ----------------------------------------------

     "Please provide us with the components of the other income (expense) line item for the year ended December 31, 2006. On page 32 of MD&A, you discuss that the components include distributions from PEI Investments, insurance proceeds from Hurricane Rita losses, and income from the sale of assets. Please tell us the corresponding amount of each component, and tell us how you determined it was appropriate to exclude each of these components from your determination of operating income (loss). For example, please address how you determined it was appropriate to exclude the income from the sale of assets from your determination of operating income (loss). See paragraph 45 of SFAS 144. Please also tell us more about the nature of proceeds related to Hurricane Rita losses in explaining why these amounts should be excluded from operating income (loss)."

     ENGlobal proposes to amend the MD&A on page 32 of the 2006 Annual Report on Form 10-K/A to state:

     Other income in 2006 was primarily derived from insurance proceeds received by PEI Investments relating to our Hurricane Rita losses. PEI's portion, prior to the May 25, 2006 purchase of two-thirds of the PEI partnership interest by ECS, was $400,000. From that time to December 31, 2006, the Company received additional insurance proceeds of approximately $314,000. The insurance proceeds were included in "Other income" rather than "Operating income" due to the fact that they were derived from an investment rather than from operations. This income was offset by approximately $30,000 in government penalties. About $40,000 of the remaining offset was the write-off of software licenses. While the software licenses may be an operating item, the Company does not consider this amount sufficiently material for reclassification.

6.   Referencing: 2006 Annual Report on Form 10-K/A

     Note 2. Summary of Significant Accounting Policies, page 50
     -----------------------------------------------------------
     General
     -------

     "Please disclose your accounting policy related to pre-contract costs. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment."

ENGlobal proposes to amend Footnote 2, Summary of Significant Accounting Policies, on page 53 of its 2006 Annual Report on Form 10-K/A to include the following paragraph regarding Pre-contract costs immediately preceding the discussion on change orders:

Pre-Contract Costs
------------------
     Pre-contract costs are recorded in accordance with SOP 81-1. The Company expenses pre-contract costs as they are incurred. Pre-contract costs are not material to the financial statements as a whole.

7.   Referencing: 2006 Annual Report on Form 10-K/A

     Change Orders, page 53
     ----------------------

     "Your disclosures on page 31 indicate that there were approximately $17.4 million in outstanding unapproved change orders/claims as of December 31, 2006, which appears to be the same amount outstanding as of March 31, 2007. Please tell us the current status of these change orders/claims. If they have not been approved, please tell us why."

     The change orders/claims which were outstanding as of December 31, 2006, remain outstanding and have not yet been approved for several reasons. At December 31, 2006, the projects had not been completed. Completion was foreseeable, and therefore, we decided to wait until the projects were completed so that the full amounts of change orders or claims could be determined and settled at one time. The projects are currently scheduled to be completed in the third quarter of this year and the Company plans to submit these claims at one time. The Company has engaged a claims consultant to assist with this process. We have provided the clients with preliminary drafts of the change orders and, since January 2007, we have been discussing the significance of the additional costs with our clients' upper management.

8.   Referencing: 2006 Annual Report on Form 10-K/A

     Change Orders, page 53
     ----------------------

     "Please disclose whether the unapproved change order/claim amounts included in your determination of revenue include a profit component. If so, please disclose how this component amount is determined and why you believe the inclusion of the profit component is appropriate under the circumstances."

     Generally, all contract revenue is based on the terms and conditions of the contracts performed and in place at December 31, 2006. Additional costs resulted from events unforeseen at the contract date, and of the $17.4 million in unapproved changed orders, the recovery of $1.2 million has been accounted for as probable and was included in the profit component for the year ended December 31, 2006. See our response to comment number 9 for additional information.

9.   Referencing: 2006 Annual Report on Form 10-K/A

     Change Orders, page 53
     ----------------------

     "Please disclose your accounting policy related to claims. See paragraph 65 of SOP 81-1."

Paragraph 65 of SOP 81-1 defines the requirements:

"Those two requirements are satisfied by the existence of all the following conditions:
          a. The contract or other evidence provides a legal basis for the claim; or legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim.
          b. Additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor's performance.
          c. Costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed.
          d. The evidence supporting the claim is objective and verifiable, not based on management's "feel" for the situation or on unsupported representations.

          If the foregoing requirements are met, revenue from a claim should be recorded only to the extent that contract costs relating to the claim have been incurred. The amounts recorded, if material, should be disclosed in the notes to the financial statements. Costs attributable to claims should be treated as costs of contract performance as incurred."

Generally, all contract revenue is based on the terms and conditions of the contracts performed and in place at December 31, 2006. Additional costs resulted from events unforeseen at the contract date and, of the $17.4 million in unapproved change orders, the recovery of $1.2 million has been accounted for as probable and was included in the profit component for the year ended December 31, 2006.

The Company will amend the Critical Accounting Policies in its 2006 Annual Report on Form 10-K to state:

Using the guidance of paragraph 65 of SOP 81-1, ENGlobal recognizes amounts of additional contract revenue relating to claims only if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated.

10.  Referencing: 2006 Annual Report on Form 10-K/A

     Goodwill, page 54
     -----------------

     "Your segment disclosures in Note 18 as well as in Note 8 of your Form 10-Q for the quarter ended March 31, 2007 indicate that the Systems Segment has had recurring operating losses. Please tell us more about your goodwill impairment test performed at December 31, 2006. Specifically address the following:

     o Tell us what your reporting units were and how you determined these were the appropriate reporting units in accordance with SFAS 142; and

     o Tell us how you determined that goodwill related to the Systems Segment was not impaired in light of its recurring actual losses."

In compliance with SFAS 142, paragraph 30, "a reporting unit is an operating segment or one level below an operating segment (referred to as a component)." The Company equates a reporting unit to an operating segment, and therefore, the Systems Segment is tested on its own merits.

The Systems Segment may have posted recurring losses, but the Company considered several other factors. In 2004, there was a slight income, 2005 had a greater loss, and results for 2006 were near break-even. These bottom-line losses include the allocation of the stewardship fee. For Goodwill impairment testing, at the end of each reporting period a "fair value" is calculated by multiplying an independently provided market multiple for Systems-type operations to a weighted average of the latest three year's trailing earnings before income taxes, depreciation and amortization ("EBITDA"), less debt plus cash, but before the allocation of a stewardship fee. The stewardship fee includes corporate charges related to centralized administrative functions for Accounting, Human Resources, Safety, IT, Legal, Investor Relations and senior corporate management. This would not materially impact the calculation of impairment as these are SG&A costs the Company would have incurred with or without the Systems segment. Otherwise the costs of labor, materials, benefits, business insurance, management, etc. materially represent fully-loaded costs for the Systems Segment. The resulting "fair market" value is then compared to the "net book" value at the end of the comparable reporting period.

ENGlobal has complied with the requirements of SFAS 142, paragraph 17, "An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess."

11.  Referencing: 2006 Annual Report on Form 10-K/A

     Note 16 - Acquisitions, page 69
     -------------------------------

     "Please ensure that you provide all the disclosures required by paragraphs 51 through 54 of SFAS 141. For example, your current disclosures do not clearly state the purchase price of the WRC and ATI acquisitions as well as the value assigned to equity securities issued in the WRC acquisition as required by paragraph 51(d) of SFAS 141."

     ENGlobal proposes to insert the following disclosures, relating to the WRC and ATI acquisitions in its Note 16 - Acquisitions:

The Company purchased Denver-based WRC Corporation ("WRC") and its wholly-owned subsidiary, WRC Canada, on May 25, 2006. The results of WRC's operations have been included in the consolidated financial statements since that date. WRC is a wholly-owned subsidiary of the Company and enhances the Company's Engineering Segment by providing land management, environmental compliance, engineering and governmental regulatory services to the industries that the Company serves. The Company expects to use WRC's Denver facility as a beachhead for expansion of its services into the Rocky Mountain and Western U.S. regions, as well as into Western Canada.

The aggregate purchase price for WRC was $10.1 million, including assumption of $4.3 million of WRC debt, $2 million cash, a promissory note of $2.4 million, payable over 4 years, bearing an interest rate of 5% per annum, and 175,000 shares of ENGlobal common stock, valued at $1.4 million. The $8 per share market value of the 175,000 shares issued was determined based on the average closing market price of ENGlobal's common shares over the 3-day period before and after the terms of the acquisition were agreed to and announced.

The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                  WRC and WRCC
                               Acquisition Summary
                                 At May 25, 2006
                                 $ in thousands
                    ---------------------------------------

                    Current Assets                  $ 4,292
                    Property, Plant and Equipment       208
                    Intangible Assets
                          Customer Relationships      2,600
                          Non-Compete Agreements      1,500
                    Goodwill                          1,500
                                                    -------
                    Total Assets Acquired           $10,100
                                                    -------

                    Current Liabilities             $ 4,250
                    Long-Term Debt                       50
                                                    -------
                    Total Liabilities Assumed       $ 4,300
                                                    -------
                    Net Assets Acquired             $ 5,800
                                                    =======


The Company engaged an independent third-party to perform a valuation of WRC. A total of $4.1 million was determined to be attributable to acquired intangible assets. Of this amount, $2.6 million was assigend to customer relationships and $1.5 million was assigned to non-compete agreements. While each category was examined independently in determining the appropriate amortization period, it was determined that each category should be amortized over 5.6 years, beginning on the closing date.

Goodwill from this transaction was estimated to be $1.5 million and is assigned to the WRC subsidiary. The company has been advised that the Goodwill associated with this transaction is non-deductible.

Unaudited pro forma consolidated results of operations for the years ended December 31, 2006 and 2005, as though WRC had been acquired as of January 1, 2006, follow:

                                             2006         2005
                                          ---------    ---------

Revenue (000's)                           $ 310,236    $ 248,380
  Net income (000's)                         (3,043)       5,300
Earnings per common and common
       equivalent share                   $   (0.11)   $    0.20

     And then following the disclosure of WATCO:

In January 2006, one of the Company's subsidiaries, ENGlobal Systems, Inc. ("ESI"), acquired certain assets of Analyzer Technology International, Inc. ("ATI"), a Houston-based provider of online process analyzer systems. ATI relocated its operation to ESI's Houston facility, which the Company expects will enable ESI's clients to perform a more efficient factory adaptable test by temporarily connecting both control and analyzer systems onsite prior to delivery. The addition of ATI will provide ESI with a greater presence in the process analyzer sector, especially for larger downstream opportunities of foreign grassroots projects. The aggregate purchase price for ATI was $1.75 million, including $750,000 in cash and an unsecured promissory note in the original principal amount of $1,000,000, payable monthly over 36 months, and bearing interest at the rate of 6% per annum. In addition, payments may be due based on the performance of projects that were a part of ATI's backlog at closing. The earn-out amount, calculated at December 31, 2006, was $287,958. The estimated fair values of the acquired assets include intellectual property and existing backlog and have been entirely allocated to a non-compete agreement which is being amortized over a period of six years, based on the earn-out amounts.


12.  Referencing: 2006 Annual Report on Form 10-K/A

     Note 18 - Segment Information, page 71
     --------------------------------------

     "Please tell us how you determined you have one reportable segment related to your engineering operations. Please tell us what you consider to be your operating segments related to the engineering operations under paragraph 10 of SFAS 131 and explain why. Your explanation should identify who your chief operating decision maker is and how you determined your chief operating decision maker in accordance with paragraph 12 of SFAS 131. Please tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeted information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference is temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131."

In accordance with paragraph 12 of SFAS 131, our CEO and Chairman is the chief operating decision maker.

As a company, we review financial data in a variety of ways:

     Geographical Area: We have various main offices and all projects are assigned to a main office for financial reporting.

     Discipline: Each project is assigned to either a specific discipline, for example: Instrument and Power, Inspection, Land Management, Construction Management, Advanced Automation, Pipeline, etc, or if the project requires a combination of multiple disciplines, it is assigned as Multi-Discipline.

     Location of Employee: Each project is assigned to a site location dependant upon where the employee is located. In-Office is designated for projects performed by employees located in one of our main offices. In-Plant or Field Services is designated for projects performed by employees located in one of our customer's facilities.

     Contract Type: Each project is assigned a contract type as defined in Note 2 to the Consolidated Financial Statements in the Company's 2006 Annual Report on Form 10-K.

     Customer: Each project is assigned to a customer.

Projects are reviewed each month based on any combination of the above options to search for operating and marketplace trends. Information can be analyzed based on revenue and gross operating profits for all of the review options defined above. H, however, we do not allocate SG&A items, "below the line" items, or balance sheet items to any of these categories. They are allocated at the legal entity level. We currently have seven operating legal entities which make up the Engineering Segment:

     ENGlobal Engineering, Inc. (EEI): provides general engineering, construction and procurement services with specialties in the areas of distributive control systems, power distribution, process design and process safety management.

     ENGlobal Construction Resources, Inc. (ECR): provides inspection services, turnaround, asset management, construction management and start-up services.

     ENGlobal Automation Group, Inc. (EAG): provides services relating to the implementation of process controls, advanced automation and information technology projects.

     ENGlobal Canada ULC (ECAN): provides services relating to the implementation of process controls, advanced automation and information technology projects.

     ENGlobal Technical Services, Inc. (ETS): provides design, installation and maintenance of various government and public sector facilities, the most active sector being Automated Fuel Handling Systems serving the U.S. Military.

     WRC Canada (WRCC): provides services relating to land management, environmental compliance and governmental regulatory projects.

     WRC Corporation (WRC): provides services relating to land management, environmental compliance and governmental regulatory projects.

Even though some of our entities may focus more on one discipline than another, each of the entities provides services to our clients in the petrochemical and energy industries. As our clients have downsized and began limiting the number of vendors and subcontractors, we have attempted to become a "one-stop shop" solution for an entire project or large portion of that project with more than one entity providing a portion of the work, while other times only one entity may provide one or more portions of the entire project. For example, we may have a project in which WRC provides right of way services, EEI provides engineering and design services, and ECR provides construction management and inspection services. The client would view the work as one project under one contract. We provide these services based on the client requirements.

Our main source of growth has been through acquisitions. Through these acquisitions, we may obtain new legal entities that are performing the same type functions that we already perform or we may acquire new complimentary services (such as WRC) that allow us to meet more of total scope of our client's project requirements. Acquisition agreements, which often include earn-outs, require that the acquired entities be typically maintained intact until the earn-out period is complete. At that time, the acquisition would be merged into another existing legal entity. As our metrics spreadsheet demonstrates, a number of entities have merged into existing entities. Some of our legal entities have been maintained throughout the years for other reasons such as tax or legal planning.

We have determined that, although some of these legal entities meet the criteria of a reporting segment per the quantitative thresholds details in paragraph 18 of SFAS 131, they all share similar economic characteristics that allow us to merge them into one reporting segment.

ENGlobal used the guidance of SFAS 131, paragraph 17 and reviewed the five following criteria to determine that we have one reportable segment related to engineering operations:

     The nature of the products and services
     The nature of the production processes
     The type or class of customer for their products and services
     The methods used to distribute their products or provide their services The nature of the regulatory environment

We provide services to a wide range of industrial sectors including: petroleum refining, gas processing, pipeline and product movement, petrochemical, production, sulfur processing, manufacturing, chemical exploration, and co-generation. Each of our subsidiaries can service customers in these industries. The various entities also share similar processes for delivery of services.

All of our entities are greatly impacted by the general availability of qualified engineers and other technical professional staff and employees are often shared among entities as needed.

The only apparent difference in our analysis of the Engineering Segment relates to in-office versus in-plant services, i.e. whether employees are performing services at an ENGlobal facility or at a client facility. The margin for in-plant services is typically slightly lower than for in-office since the client is providing the work space and equipment. However, the gross margin difference is less than 5%. Also, the employees are commonly moved back and forth between in-office and in-plant as needed to perform work on projects. Some clients include in-office and in-plant personnel on the same project and move employees between the two depending on the phase of the project.


13.  Referencing: 2006 Annual Report on Form 10-K/A

     "Please provide the product and service information required by paragraph 37 of SFAS 131. For the Engineering Segment, this should include similar presentation to the table that was provided on page 21 of your Form 10-Q for the quarter ended March 31, 2007."

ENGlobal proposes to amend Item 7 of its 2006 Annual Report on Form 10-K/A as follows:

Total Revenue
-------------
Engineering revenue accounted for 91.8% of our total revenue for the year, increasing $58.8 million from $219.4 million in 2005 to $278.2 million in 2006. The following table illustrates the composition of the Company's revenue mix in the Engineering Segment for the twelve months ended December 31, 2006, and 2005, respectively, and provides a comparison of the changes in revenue and revenue trends between the two periods.


                           2006 ($)  % Revenue   2005 ($)  % Revenue  change ($) % change
($ in millions)
Detail-design               120.7       43%        92.9       42%       27.8        30%
Field Services              107.2       39%        56.2       26%       51.0        91%
Procurement/Construction     19.3        7%        59.5       27%      (40.2)      -68%
Fixed Price                  31.0       11%        10.8        5%       20.2       187%
                            -----------------------------------------------------------
                            278.2      100%       219.4      100%       58.8        27%


The increase in engineering revenue was primarily the result of increased activity in the engineering and construction markets. Refining related activity has been particularly strong and has included projects to satisfy environmental mandates, expand existing facilities and use heavier sour crude. Capital spending in the pipeline area is also trending higher, with numerous projects in North America currently underway to deliver crude oil, natural gas, petrochemicals and refined products. Renewable energy appears to be an emerging area of activity and potential growth, and the Company is currently performing a variety of services for ethanol, biodiesel, coal to liquids, petroleum coke to ammonia, and other biomass processes. The acquisition of WRC in the second quarter of 2006, together with our clients' increased demand for in-plant and inspection resources, stimulated growth in our field staffing services division where revenues increased 91%, or $51.0 million, from $56.2 million in 2005 to $107.1 million in 2006.

Our detail design services proved strong, with revenues increasing 30%, or $27.8 million, from $92.9 million in 2005 to $120.7 million in 2006.

14.  Referencing: 2006 Annual Report on Form 10-K/A

     Note 20 - Subsequent Events, page 74
     ------------------------------------

     "You state that in December 2006 you began your plan to merge your Dallas operations with operations being performed in Tulsa and Houston. The transfer of activities at the Dallas office was the result of a decision to consolidate your Dallas office while streamlining or reducing overhead costs. Please clarify whether you incurred any employee termination costs or other types of restructuring costs associated with these cost reductions. If so, clarify when they were recorded and provide the disclosures required by paragraph 20 of SFAS 146 as well as SAB Topic 5:P.4."

No employee termination costs have been incurred, and no other costs associated with this restructuring are expected.

This statement will be included in the amended 2006 Annual Report on Form 10-K/A under "Subsequent Events."

15.  Referencing: 2006 Annual Report on Form 10-K/A

     Exhibits 31.1 and 31.2
     ----------------------

     "Please file an amendment to your Form 10-K to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K. Specifically, ensure that Item 4(b) is not excluded from your certifications. Please refile the Form 10-K in its entirety. In addition, please ensure that the revised certifications refer to the Form 10-K/A and are currently dated."

ENGlobal will refile the Form 10-K/A in its entirety. We will include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K. We will ensure that our revised, Exhibit 31.1 and 31.2, refer to Form 10-K/A and are dated currently with the amended filing date. As an accelerated filer subject to the requirements regarding internal control statements, ENGlobal will revise the certifications to add the following internal control language to Item 4 and Item 4(b):

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;


16.  Referencing: 2006 Annual Report on Form 10-K/A

     Exhibits 32.1 and 32.2
     ----------------------

     "Your certifications refer to the fiscal year ended December 31, 2005. Please file an amendment to your Form 10-K to include certifications that refer to appropriate period. Please refile the Form 10-K in its entirety. In addition, please ensure that the revised certifications refer to the Form 10-K/A and are currently dated."

ENGlobal will refile the Form 10-K/A in its entirety. We will include certifications that refer to the appropriate period, i.e., the fiscal year ended December 31, 2006. We will ensure that the revised, Exhibit 31.1 and 32.2, refer to Form 10-K/A and are dated currently with the amended filing date.

17.  Referencing: Form 10-Q for the Quarter Ended March 31, 2007

     General
     -------

     "Please address the above comments in your interim filings as well."

ENGlobal will amend its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2007 consistent with these responses, where appropriate.

18.  Referencing: Form 10-Q for the Quarter Ended March 31, 2007

     Exhibits 31.1 and 31.2
     ----------------------

     "Please file an amendment to your Form 10-Q to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K. Specifically, ensure that Item 4(b) is not excluded from your certifications. Please refile the Form 10-Q in its entirety. In addition, please ensure that the revised certifications refer to the Form 10-Q/A and are currently dated."

ENGlobal will refile the Form 10-Q in its entirety. We will include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K. We will ensure that our revised, Exhibit 31.1 and 31.2, refer to Form 10-Q/A and are dated currently with the amended filing date. As an accelerated filer subject to the requirements regarding internal control statements, ENGlobal will revise the certifications to add the following internal control language to Item 4 and Item 4(b):

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

In addition, Englobal will ensure that its certification, Exhibit 32, refers to Form 10-Q/A and is dated currently with the amended filing date.

In responding to the comments received from the Securities and Exchange Commission, ENGlobal acknowledges that:

     ENGlobal is responsible for the adequacy and accuracy of the disclosure in its filings;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     ENGlobal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

     The Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance.

     If you have any questions regarding these comments, please direct them to Annette Hall Wade, CPA, Accounting Manager, at (409) 840-2591 or, in her absence, to the undersigned at (409) 840-2578.

     ENGlobal Corporation, Inc.

     /s/ Robert W. Raiford

     Robert W. Raiford
     Chief Financial Officer

     Cc: Ms. Nudrat Salik, Staff Accountant
         Division of Corporation Finance
         Mr. William Coskey, Chairman
         and Chief Executive Officer, ENGlobal
         Mr. Randy Hale, Audit Committee Chairman
         ENGlobal Board of Directors


                                                     ENGLOBAL CORPORATION INC.
                                                   CONSOLIDATED BY LEGAL ENTITY


                                                      -----------------------------------------------------------------------------
                                                        MANU SEG           SYSTEMS SEGMENT                 ENGINEERING SEGMENT
            -----------------------------------------------------------------------------------------------------------------------
               CONSOL                                     THER           ESI             ECP             SEN              EAG
            -----------------------------------------------------------------------------------------------------------------------

Chief operating decision maker                      Coskey        Coskey           Coskey           Coskey           Coskey
Managers                                                          Leedy                                              Leedy
Similar Economonic Characteristics
A. Nature of the products and services              HVAC Svs      Assembly         Assembly         Engr Svs         Engr Svs
B. Nature of the production processes
                                                                  Petrochem        Petrochem        Petrochem        Petrochem
C. Type or class of customer for their              Commercial    Pipeline Energy  Pipeline Energy  Pipeline Energy  Pipeline Energy
   products and services
D. Methods used to distribute their
   products or provide their services
E. If applicable, the nature of the
   regulatory environment, for
   example, banking, insurance, or
   public utilities.

REVENUE
  2007-Q2-4 Budgets    $242,944,813.37                       $0.00   $16,769,000.00           $0.00          $0.00   $16,445,095.38
  2007-Q1 Actuals       $82,111,177.08                       $0.00    $5,509,830.37           $0.00          $0.00    $4,148,116.76
-----------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $325,055,990.45                       $0.00   $22,278,830.37           $0.00          $0.00   $20,593,212.14
  2006                 $306,198,170.56                       $0.00   $26,032,374.02           $0.00          $0.00   $10,362,644.86
  2005                 $235,574,783.86                        0.00    14,337,198.46            0.00           0.00     5,076,974.65
  2004                 $151,548,476.73                        0.00    11,583,037.07    1,768,263.85   1,008,877.35       897,781.82
  2003                 $127,549,888.57                1,984,411.15    11,335,510.75    1,454,253.38     447,154.77     2,102,083.49
  2002                 $94,157,920.71                 2,438,510.97    10,070,909.24    2,986,629.57           0.00     1,093,550.54

REVENUE PERCENTAGES
  2007 (Q1Act + Bud)                                          0.00%            6.85%           0.00%          0.00%            6.34%
  2006                                                        0.00%            8.50%           0.00%          0.00%            3.38%
  2005                                                        0.00%            6.09%           0.00%          0.00%            2.16%
  2004                                                        0.00%            7.64%           1.17%          0.67%            0.59%
  2003                                                        1.56%            8.89%           1.14%          0.35%            1.65%
  2002                                                        2.59%           10.70%           3.17%          0.00%            1.16%

REVENUE $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                          0.00    (3,753,543.65)           0.00           0.00    10,230,567.28
  2006                                                        0.00    11,695,175.56            0.00           0.00     5,285,670.21
  2005                                                        0.00     2,754,161.39   (1,768,263.85) (1,008,877.35)    4,179,192.83
  2004                                               (1,984,411.15)      247,526.32      314,010.47     561,722.58    (1,204,301.67)
  2003                                                 (454,099.82)    1,264,601.51   (1,532,376.19)    447,154.77     1,008,532.95
  2002                                                        0.00             0.00            0.00           0.00             0.00

REVENUE % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                          0.00%           -1.65%           0.00%          0.00%            2.95%
  2006                                                        0.00%            2.42%           0.00%          0.00%            1.23%
  2005                                                        0.00%           -1.56%          -1.17%         -0.67%            1.56%
  2004                                                       -1.56%           -1.24%           0.03%          0.32%           -1.06%
  2003                                                       -1.03%           -1.81%          -2.03%          0.35%            0.49%
  2002                                                        0.00%            0.00%           0.00%          0.00%            0.00%

Table continues on following page.

===================================================================================================================================
OPERATING SEGMENTS ONLY
NET INCOME (LOSS)
  2007-Q2-4 Budgets    $30,788,607.38                        $0.00      $734,474.28           $0.00          $0.00    $2,720,105.13
  2007-Q1 Actuals       $4,848,686.61                        $0.00     ($495,300.60)          $0.00          $0.00      ($15,298.63)
-----------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $35,637,293.99                        $0.00      $239,173.68           $0.00          $0.00    $2,704,806.50
  2006                 ($3,336,510.01)                       $0.00   ($1,250,928.67)          $0.00          $0.00      $664,865.11
  2005                  $7,485,360.89                   117,711.49    (1,717,519.80)           0.00           0.00     1,082,090.83
  2004                  $1,905,316.31                    (8,586.06)      (48,737.57)     (40,892.75)     92,685.20      (335,132.38)
  2003                  $4,160,079.26                  (190,413.37)     (983,561.29)    (387,187.94)     37,301.58     1,749,626.48
  2002                  $5,597,341.13                  (238,857.89)     (255,531.17)    (389,908.47)          0.00       400,270.11

NET INCOME (LOSS)
PERCENTAGES                PROFITS          LOSSES
  2007-Q2-4 Budgets     26,825,992.24   3,962,615.14          0.00%            2.74%           0.00%          0.00%           10.14%
  2007-Q1 Actuals        5,604,024.77    (755,338.16)         0.00%            8.84%           0.00%          0.00%            0.27%
-----------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)    32,430,017.01   3,207,276.98          0.00%            0.74%           0.00%          0.00%            8.34%
  2006                   1,581,283.61  (4,917,793.62)         0.00%           25.44%           0.00%          0.00%           13.52%
  2005                   8,532,939.64  (1,047,578.75)         1.38%           20.13%           0.00%          0.00%           12.68%
  2004                   2,992,341.33  (1,087,025.02)         0.29%            1.63%           1.37%          3.10%           11.20%
  2003                   4,759,937.85    (599,858.59)         4.00%           20.66%           8.13%          0.78%           36.76%
  2002                   8,513,993.74  (2,916,652.61)         2.81%            3.00%           4.58%          0.00%            4.70%

NET INCOME (LOSS) $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)   $38,973,804.00                         0.00     1,490,102.35            0.00           0.00     2,039,941.39
  2006                ($10,821,870.90)                 (117,711.49)      466,591.13            0.00           0.00      (417,225.72)
  2005                  $5,580,044.58                   126,297.55    (1,668,782.23)      40,892.75     (92,685.20)    1,417,223.21
  2004                 ($2,254,762.95)                  181,827.31       934,823.72      346,295.19      55,383.62    (2,084,758.86)
  2003                 ($1,437,261.87)                   48,444.52      (728,030.12)       2,720.53      37,301.58     1,349,356.37
  2002                          $0.00                         0.00             0.00            0.00           0.00             0.00

NET INCOME (LOSS) % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                          0.00%          -24.70%           0.00%          0.00%           -5.18%
  2006                                                       -1.38%            5.31%           0.00%          0.00%            0.84%
  2005                                                        1.09%           18.50%          -1.37%         -3.10%            1.48%
  2004                                                       -3.71%          -19.03%          -6.77%          2.31%          -25.56%
  2003                                                        1.19%           17.66%           3.55%          0.78%           32.06%
  2002                                                        0.00%            0.00%           0.00%          0.00%            0.00%

===================================================================================================================================

ASSETS
  2007-Q1 Actuals      $93,747,468.50                        $0.00   $12,867,394.49           $0.00          $0.00    $3,176,207.32
  2006                 $86,621,020.22                        $0.00   $16,264,985.62           $0.00          $0.00    $1,947,949.95
  2005                 $59,819,849.81                         0.00     6,165,424.03            0.00           0.00       254,221.27
  2004                 $40,708,095.10                   688,902.81     5,340,951.16      423,022.54     529,987.12       744,142.66
  2003                 $31,764,941.79                   873,338.41     2,340,004.81      516,845.70     721,642.72       424,771.20
  2002                 $26,723,079.52                 1,756,575.31     5,087,636.41      832,676.32           0.00             0.00

ASSETS - PERCENTAGES
  2007-Q1 Actuals                                             0.00%           13.73%           0.00%          0.00%            3.39%
  2006                                                        0.00%           18.78%           0.00%          0.00%            2.25%
  2005                                                        0.00%           10.31%           0.00%          0.00%            0.42%
  2004                                                        1.69%           13.12%           1.04%          1.30%            1.83%
  2003                                                        2.75%            7.37%           1.63%          2.27%            1.34%
  2002                                                        6.57%           19.04%           3.12%          0.00%            0.00%

ASSETS $ CHANGE YEAR TO YEAR
  2007-Q1 Actuals       $7,126,448.28                         0.00    (3,397,591.13)           0.00           0.00     1,228,257.37
  2006                 $26,801,170.41                         0.00    10,099,561.59            0.00           0.00     1,693,728.68
  2005                 $19,111,754.71                  (688,902.81)      824,472.87     (423,022.54)   (529,987.12)     (489,921.39)
  2004                  $8,943,153.31                  (184,435.60)    3,000,946.35      (93,823.16)   (191,655.60)      319,371.46
  2003                  $5,041,862.27                  (883,236.90)   (2,747,631.60)    (315,830.62)    721,642.72       424,771.20
  2002                          $0.00                         0.00             0.00            0.00           0.00             0.00

ASSETS % CHANGE YEAR TO YEAR
  2007-Q1 Actuals                                             0.00%           -5.05%           0.00%          0.00%            1.14%
  2006                                                        0.00%            8.47%           0.00%          0.00%            1.82%
  2005                                                       -1.69%           -2.81%          -1.04%         -1.30%           -1.40%
  2004                                                       -1.06%            5.75%          -0.59%         -0.97%            0.49%
  2003                                                       -3.82%          -11.67%          -1.49%          2.27%            1.34%
  2002                                                        0.00%            0.00%           0.00%          0.00%            0.00%


Table continues on following page.



                                                     ------------------------------------------------------------------------------
                                                                                  ENGINEERING SEGMENT
            -----------------------------------------------------------------------------------------------------------------------
               CONSOL                                   ECAN             ECR              WRC           WRC CAN            IDS
            -----------------------------------------------------------------------------------------------------------------------

Chief operating decision maker                     Coskey           Coskey          Coskey          Coskey           Coskey
Managers                                           Leedy            Winthrop        Lee             Lee
Similar Economonic Characteristics
A. Nature of the products and services             Engr Svs         Insp/CM Svs     Land Svs        Land Svs         Engr Svs
B. Nature of the production processes
                                                   Petrochem        Petrochem       Petrochem       Petrochem        Petrochem
C. Type or class of customer for their             Pipeline Energy  Pipeline Energy Pipeline Energy Pipeline Energy  Pipeline Energy
   products and services
D. Methods used to distribute their
   products or provide their services
E. If applicable, the nature of the
   regulatory environment, for
   example, banking, insurance, or
   public utilities.

REVENUE
  2007-Q2-4 Budgets    $242,944,813.37               $3,944,400.00   $36,301,321.99   $19,500,000.00          $0.00           $0.00
  2007-Q1 Actuals       $82,111,177.08                 $295,400.73   $13,997,936.45    $6,568,394.20    $318,900.36           $0.00
-----------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $325,055,990.45               $4,239,800.73   $50,299,258.44   $26,068,394.20    $318,900.36           $0.00
  2006                 $306,198,170.56                 $962,728.62   $35,401,009.33   $13,973,293.44  $2,794,685.01           $0.00
  2005                 $235,574,783.86                   88,773.45    22,962,266.81             0.00           0.00            0.00
  2004                 $151,548,476.73                        0.00     9,116,462.16             0.00           0.00            0.00
  2003                 $127,549,888.57                        0.00     5,214,721.44             0.00           0.00   13,114,402.58
  2002                 $94,157,920.71                         0.00     5,118,230.50             0.00           0.00   12,178,063.27

REVENUE PERCENTAGES
  2007 (Q1Act + Bud)                                          1.30%           15.47%            8.02%          0.10%           0.00%
  2006                                                        0.31%           11.56%            4.56%          0.91%           0.00%
  2005                                                        0.04%            9.75%            0.00%          0.00%           0.00%
  2004                                                        0.00%            6.02%            0.00%          0.00%           0.00%
  2003                                                        0.00%            4.09%            0.00%          0.00%          10.28%
  2002                                                        0.00%            5.44%            0.00%          0.00%          12.93%

REVENUE $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                  3,277,072.11    14,898,249.11    12,095,100.76  (2,475,784.65)           0.00
  2006                                                  873,955.17    12,438,742.52    13,973,293.44   2,794,685.01            0.00
  2005                                                   88,773.45    13,845,804.65             0.00           0.00            0.00
  2004                                                        0.00     3,901,740.72             0.00           0.00  (13,114,402.58)
  2003                                                        0.00        96,490.94             0.00           0.00      936,339.31
  2002                                                        0.00             0.00             0.00           0.00            0.00

REVENUE % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                          0.99%            3.91%            3.46%         -0.81%           0.00%
  2006                                                        0.28%            1.81%            4.56%          0.91%           0.00%
  2005                                                        0.04%            3.73%            0.00%          0.00%           0.00%
  2004                                                        0.00%            1.93%            0.00%          0.00%         -10.28%
  2003                                                        0.00%           -1.35%            0.00%          0.00%          -2.65%
  2002                                                        0.00%            0.00%            0.00%          0.00%           0.00%

Table continues on following page.

===================================================================================================================================
OPERATING SEGMENTS ONLY
NET INCOME (LOSS)
  2007-Q2-4 Budgets    $30,788,607.38                  $259,536.24    $2,186,150.75    $1,191,688.00          $0.00           $0.00
  2007-Q1 Actuals       $4,848,686.61                 ($158,729.45)     $697,330.76      $263,546.86     $12,997.11           $0.00
-----------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $35,637,293.99                  $100,806.79    $2,883,481.51    $1,455,234.86     $12,997.11           $0.00
  2006                 ($3,336,510.01)                ($567,166.90)    ($123,740.67)     $529,802.64     $77,174.93           $0.00
  2005                  $7,485,360.89                  (289,876.17)      227,222.20             0.00           0.00            0.00
  2004                  $1,905,316.31                         0.00        30,315.23             0.00           0.00            0.00
  2003                  $4,160,079.26                         0.00       (61,248.51)            0.00           0.00      290,196.77
  2002                  $5,597,341.13                         0.00      (129,050.11)            0.00           0.00     (704,656.12)

NET INCOME (LOSS)
PERCENTAGES                PROFITS          LOSSES
  2007-Q2-4 Budgets     26,825,992.24   3,962,615.14          0.97%            8.15%            4.44%          0.00%           0.00%
  2007-Q1 Actuals        5,604,024.77    (755,338.16)         2.83%           12.44%            4.70%          0.23%           0.00%
------------------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)    32,430,017.01   3,207,276.98          0.31%            8.89%            4.49%          0.04%           0.00%
  2006                   1,581,283.61  (4,917,793.62)        11.53%            2.52%           10.77%          1.57%           0.00%
  2005                   8,532,939.64  (1,047,578.75)         3.40%            2.66%            0.00%          0.00%           0.00%
  2004                   2,992,341.33  (1,087,025.02)         0.00%            1.01%            0.00%          0.00%           0.00%
  2003                   4,759,937.85    (599,858.59)         0.00%            1.29%            0.00%          0.00%           6.10%
  2002                   8,513,993.74  (2,916,652.61)         0.00%            1.52%            0.00%          0.00%           8.28%

NET INCOME (LOSS) $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)   $38,973,804.00                   667,973.69     3,007,222.18       925,432.22     (64,177.82)           0.00
  2006                ($10,821,870.90)                 (277,290.73)     (350,962.87)      529,802.64      77,174.93            0.00
  2005                  $5,580,044.58                  (289,876.17)      196,906.97             0.00           0.00            0.00
  2004                 ($2,254,762.95)                        0.00        91,563.74             0.00           0.00     (290,196.77)
  2003                 ($1,437,261.87)                        0.00        67,801.60             0.00           0.00      994,852.89
  2002                          $0.00                         0.00             0.00             0.00           0.00            0.00

NET INCOME (LOSS) % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                        -11.22%            6.38%           -6.29%         -1.53%           0.00%
  2006                                                        8.14%           -0.15%           10.77%          1.57%           0.00%
  2005                                                        3.40%            1.65%            0.00%          0.00%           0.00%
  2004                                                        0.00%           -0.27%            0.00%          0.00%          -6.10%
  2003                                                        0.00%           -0.23%            0.00%          0.00%          -2.18%
  2002                                                        0.00%            0.00%            0.00%          0.00%           0.00%

===================================================================================================================================

ASSETS
  2007-Q1 Actuals      $93,747,468.50                  $373,352.90   $11,022,552.19   $13,515,622.58    $373,352.90           $0.00
  2006                 $86,621,020.22                  $257,256.57   $11,569,616.93   $11,124,476.20    $417,566.31           $0.00
  2005                 $59,819,849.81                   214,349.08     6,574,908.69             0.00           0.00            0.00
  2004                 $40,708,095.10                         0.00     5,590,476.52             0.00           0.00            0.00
  2003                 $31,764,941.79                         0.00       753,928.54             0.00           0.00    4,098,610.46
  2002                 $26,723,079.52                         0.00     1,204,706.97             0.00           0.00    4,259,324.77

ASSETS - PERCENTAGES
  2007-Q1 Actuals                                             0.40%           11.76%           14.42%          0.40%           0.00%
  2006                                                        0.30%           13.36%           12.84%          0.48%           0.00%
  2005                                                        0.36%           10.99%            0.00%          0.00%           0.00%
  2004                                                        0.00%           13.73%            0.00%          0.00%           0.00%
  2003                                                        0.00%            2.37%            0.00%          0.00%          12.90%
  2002                                                        0.00%            4.51%            0.00%          0.00%          15.94%

ASSETS $ CHANGE YEAR TO YEAR
  2007-Q1 Actuals       $7,126,448.28                   116,096.33      (547,064.74)    2,391,146.38     (44,213.41)           0.00
  2006                 $26,801,170.41                    42,907.49     4,994,708.24    11,124,476.20     417,566.31            0.00
  2005                 $19,111,754.71                   214,349.08       984,432.17             0.00           0.00            0.00
  2004                  $8,943,153.31                         0.00     4,836,547.98             0.00           0.00   (4,098,610.46)
  2003                  $5,041,862.27                         0.00      (450,778.43)            0.00           0.00     (160,714.31)
  2002                          $0.00                         0.00             0.00             0.00           0.00            0.00

ASSETS % CHANGE YEAR TO YEAR
  2007-Q1 Actuals                                             0.10%           -1.60%            1.57%         -0.08%           0.00%
  2006                                                       -0.06%            2.37%           12.84%          0.48%           0.00%
  2005                                                        0.36%           -2.74%            0.00%          0.00%           0.00%
  2004                                                        0.00%           11.36%            0.00%          0.00%         -12.90%
  2003                                                        0.00%           -2.13%            0.00%          0.00%          -3.04%
  2002                                                        0.00%            0.00%            0.00%          0.00%           0.00%

Table continues on following page.




                                                     -------------------------------------------------------------------
                                                                        ENGINEERING SEGMENT                    PEI
            ------------------------------------------------------------------------------------------------------------
               CONSOL                                      EEI               RPM               ETS            INVEST
            ------------------------------------------------------------------------------------------------------------

Chief operating decision maker                       Coskey            Coskey             Coskey             Coskey
Managers                                             Smith                                Smith              Coskey
Similar Economonic Characteristics
A. Nature of the products and services               Engr Svs          Engr Svs           Engr Svs           Real Estate
B. Nature of the production processes
                                                     Petrochem         Petrochem          Governmental
C. Type or class of customer for their               Pipeline Energy   Pipeline Energy    Energy             Commercial
   products and services
D. Methods used to distribute their
   products or provide their services
E. If applicable, the nature of the
   regulatory environment, for
   example, banking, insurance, or
   public utilities.

REVENUE
  2007-Q2-4 Budgets    $242,944,813.37                $146,207,997.00            $0.00     $3,776,999.00           $0.00
  2007-Q1 Actuals       $82,111,177.08                 $50,444,207.89            $0.00       $828,390.32           $0.00
------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $325,055,990.45                $196,652,204.89            $0.00     $4,605,389.32           $0.00
  2006                 $306,198,170.56                $211,225,695.19            $0.00     $5,445,740.09           $0.00
  2005                 $235,574,783.86                 174,907,914.03    12,794,166.76      5,407,489.70            0.00
  2004                 $151,548,476.73                 115,909,279.90     7,629,483.80      3,635,290.78            0.00
  2003                 $127,549,888.57                  85,919,191.69     5,978,159.32              0.00            0.00
  2002                 $94,157,920.71                   49,273,811.32    10,998,215.30              0.00            0.00

REVENUE PERCENTAGES
  2007 (Q1Act + Bud)                                            60.50%            0.00%            1.42%            0.00%
  2006                                                          68.98%            0.00%            1.78%            0.00%
  2005                                                          74.25%            5.43%            2.30%            0.00%
  2004                                                          76.48%            5.03%            2.40%            0.00%
  2003                                                          67.36%            4.69%            0.00%            0.00%
  2002                                                          52.33%           11.68%            0.00%            0.00%

REVENUE $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                   (14,573,490.30)            0.00      (840,350.77)            0.00
  2006                                                  36,317,781.16   (12,794,166.76)       38,250.39             0.00
  2005                                                  58,998,634.13     5,164,682.96     1,772,198.92             0.00
  2004                                                  29,990,088.21     1,651,324.48     3,635,290.78             0.00
  2003                                                  36,645,380.37    (5,020,055.98)            0.00             0.00
  2002                                                           0.00             0.00             0.00             0.00

REVENUE % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                            -8.49%            0.00%           -0.36%            0.00%
  2006                                                          -5.26%           -5.43%           -0.52%            0.00%
  2005                                                          -2.24%            0.40%           -0.10%            0.00%
  2004                                                           9.12%            0.35%            2.40%            0.00%
  2003                                                          15.03%           -6.99%            0.00%            0.00%
  2002                                                           0.00%            0.00%            0.00%            0.00%

Table continues on following page.

========================================================================================================================
OPERATING SEGMENTS ONLY
NET INCOME (LOSS)
  2007-Q2-4 Budgets    $30,788,607.38                  $23,448,153.49            $0.00      $248,499.49            $0.00
  2007-Q1 Actuals       $4,848,686.61                   $4,630,150.04            $0.00      ($86,009.48)           $0.00
------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)   $35,637,293.99                  $28,078,303.53            $0.00      $162,490.01            $0.00
  2006                 ($3,336,510.01)                 ($2,161,194.37)           $0.00     ($814,763.01)     $309,440.93
  2005                  $7,485,360.89                    7,809,957.10       378,048.85      (122,273.61)            0.00
  2004                  $1,905,316.31                    2,869,340.90      (152,684.46)     (500,991.80)            0.00
  2003                  $4,160,079.26                    4,432,439.50      (727,073.96)            0.00             0.00
  2002                  $5,597,341.13                    8,369,254.80    (1,454,180.02)            0.00             0.00

NET INCOME (LOSS)
PERCENTAGES                PROFITS          LOSSES
  2007-Q2-4 Budgets     26,825,992.24   3,962,615.14            87.41%            0.00%            0.93%            0.00%
  2007-Q1 Actuals        5,604,024.77    (755,338.16)           82.62%            0.00%            1.53%            0.00%
------------------------------------------------------------------------------------------------------------------------
  2007 (Q1Act + Bud)    32,430,017.01   3,207,276.98            86.58%            0.00%            0.50%            0.00%
  2006                   1,581,283.61  (4,917,793.62)           43.95%            0.00%           16.57%            6.29%
  2005                   8,532,939.64  (1,047,578.75)           91.53%            4.43%            1.43%            0.00%
  2004                   2,992,341.33  (1,087,025.02)           95.89%            5.10%           16.74%            0.00%
  2003                   4,759,937.85    (599,858.59)           93.12%           15.27%            0.00%            0.00%
  2002                   8,513,993.74  (2,916,652.61)           98.30%           17.08%            0.00%            0.00%

NET INCOME (LOSS) $ CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)   $38,973,804.00                   30,239,497.90             0.00       977,253.02      (309,440.93)
  2006                ($10,821,870.90)                  (9,971,151.47)     (378,048.85)     (692,489.40)      309,440.93
  2005                  $5,580,044.58                    4,940,616.20       530,733.31       378,718.19             0.00
  2004                 ($2,254,762.95)                  (1,563,098.60)      574,389.50      (500,991.80)            0.00
  2003                 ($1,437,261.87)                  (3,936,815.30)      727,106.06             0.00             0.00
  2002                          $0.00                            0.00             0.00             0.00             0.00

NET INCOME (LOSS) % CHANGE YEAR TO YEAR
  2007 (Q1Act + Bud)                                            42.63%            0.00%          -16.07%           -6.29%
  2006                                                         -47.58%           -4.43%           15.13%            6.29%
  2005                                                          -4.36%           -0.67%          -15.31%            0.00%
  2004                                                           2.77%          -10.17%           16.74%            0.00%
  2003                                                          -5.18%           -1.81%            0.00%            0.00%
  2002                                                           0.00%            0.00%            0.00%            0.00%

========================================================================================================================

ASSETS
  2007-Q1 Actuals      $93,747,468.50                  $50,874,045.01            $0.00    $1,115,964.01      $428,977.10
  2006                 $86,621,020.22                  $43,221,468.41            $0.00    $1,392,135.63      $425,564.60
  2005                 $59,819,849.81                   38,988,845.56     5,319,753.03     2,302,348.15             0.00
  2004                 $40,708,095.10                   22,859,300.37     2,868,403.62     1,662,908.30             0.00
  2003                 $31,764,941.79                   19,235,916.45     2,799,883.50             0.00             0.00
  2002                 $26,723,079.52                    9,599,464.03     3,982,695.71             0.00             0.00

ASSETS - PERCENTAGES
  2007-Q1 Actuals                                               54.27%            0.00%            1.19%            0.46%
  2006                                                          49.90%            0.00%            1.61%            0.49%
  2005                                                          65.18%            8.89%            3.85%            0.00%
  2004                                                          56.15%            7.05%            4.08%            0.00%
  2003                                                          60.56%            8.81%            0.00%            0.00%
  2002                                                          35.92%           14.90%            0.00%            0.00%

ASSETS $ CHANGE YEAR TO YEAR
  2007-Q1 Actuals       $7,126,448.28                    7,652,576.60             0.00      (276,171.62)        3,412.50
  2006                 $26,801,170.41                    4,232,622.85    (5,319,753.03)     (910,212.52)      425,564.60
  2005                 $19,111,754.71                   16,129,545.19     2,451,349.41       639,439.85             0.00
  2004                  $8,943,153.31                    3,623,383.92        68,520.12     1,662,908.30             0.00
  2003                  $5,041,862.27                    9,636,452.42    (1,182,812.21)            0.00             0.00
  2002                          $0.00                            0.00             0.00             0.00             0.00

ASSETS % CHANGE YEAR TO YEAR
  2007-Q1 Actuals                                                4.37%            0.00%           -0.42%           -0.03%
  2006                                                         -15.28%           -8.89%           -2.24%            0.49%
  2005                                                           9.02%            1.85%           -0.24%            0.00%
  2004                                                          -4.40%           -1.77%            4.08%            0.00%
  2003                                                          24.64%           -6.09%            0.00%            0.00%
  2002                                                           0.00%            0.00%            0.00%            0.00%
